UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 28, 2019

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market Update ANGLOGOLD ASHANTI REPORT FOR THE QUARTER ENDED
30 SEPTEMBER 2019

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or the “Company”)

Market update report
for the quarter ended 30 September 2019

Johannesburg, 28 October 2019 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended 30 September 2019. Detailed financial and operational results are provided on a six-monthly basis i.e. for the six-month periods ending 30 June and 31 December.

•	Free cash flow increased by 12% to $87m in Q3 2019, a 156% improvement on Q3 2018

•	Production increased by 3% to 825koz in Q3 2019 supporting expected production improvements in Q4 2019

•	All-in sustaining costs rose 12% year-on-year to $1,031/oz, mainly due to an increase in total cash costs

•	Guidance maintained - production at lower half of the range, costs at upper end of range

•	Adjusted net debt declined by 6% in Q3 2019 to $1.646bn from Q3 2018; adjusted net debt to adjusted EBITDA ratio at 1.06 times

•	All-injury frequency rate at 3.23 injuries per million hours worked in Q3 2019, a 24% improvement on Q3 2018

•	Obuasi Redevelopment Project on budget and schedule for first gold pour by year-end; Phase 2 completion by the end of 2020

•	Sales processes to streamline portfolio continue to make steady progress

•	Gramalote JV - transfer of management to B2Gold, $13.9m to earn back to 50%, feasibility study targeted for 2020

		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
		2019	2018	2019	2018
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	825	851	2,379	2,480
Sold	- oz (000)	819	834	2,396	2,485

Produced from retained operations	- oz (000)	825	851	2,379	2,429

Financial review
Price received	- $/oz	1,464	1,202	1,356	1,274
All-in sustaining costs	- $/oz	1,031	920	1,012	986
All-in costs	- $/oz	1,213	1,003	1,150	1,073
Total cash costs	- $/oz	786	722	790	788

Gross profit	- $m	281	185	618	595
Free cash inflow (outflow)	- $m	87	34	55	(17)
Adjusted net debt	- $m	1,646	1,749	1,646	1,749
Capital expenditure (including equity accounted investments)	- $m	234	163	552	498

$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

The financial information on which this market update report is based has not been reviewed and reported on by the Company's external auditors.

Published: 28 October 2019
Quarter 3 2019

September 2019 Market update report - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW

Third quarter overview

Production for the third quarter ticked upwards quarter-on-quarter, underpinned by strong performances at Geita (in Tanzania) and AGA Mineração and Serra Grande (both in Brazil). As previously reported, production increases from Geita, Siguiri, as well as from the Australian and Brazilian operations, are expected in the fourth quarter. The Company remains committed to its strategy of safely improving cash flows from a simpler, higher quality portfolio, through disciplined cost management and capital allocation.

During the third quarter of 2019, the Company generated $87m of free cash flow after growth capital. This was significantly higher than the $34m generated in the comparable quarter of last year, owing to a 22% higher gold price received and favourable working capital movements, partially offset by lower gold sales, higher capital expenditure and operating costs, as well as the retention of cash in the Democratic Republic of the Congo (DRC), pending remittance.

AngloGold Ashanti’s operating partner at Kibali in the DRC, Barrick Gold Corporation, continues to constructively engage with the DRC government and administration on the issues relating to the 2018 mining code, including the repatriation of funds from the DRC. Free cash flow continued to be affected by the slower than anticipated repatriation of cash from the DRC for Kibali loan repayments. AngloGold Ashanti received $22m (AngloGold Ashanti’s attributable share) in the third quarter from off-shore accounts. Cumulative cash receipts for the nine months ended 30 September 2019 amounted to $53m, while $177m (AngloGold Ashanti’s attributable share) has not yet been repatriated from the DRC.

Production increased 3% during the third quarter of 2019 compared to the preceding quarter, but was 3% lower year-on-year at 825,000oz compared to 851,000oz during the same period in 2018. Production for the quarter was impacted by the planned reduction in output from Cerro Vanguardia, which now produces fewer by-products and at lower grades, Kibali, where open-pit mining is contributing fewer ounces off the high base achieved in the comparable quarter last year and Mponeng, which saw lower grades during the quarter. Stabilisation of the Siguiri combination plant has proven challenging, particularly given ore variability aggravated by high rainfall and associated delays in the crushing circuit caused by wet fines. The site team has taken remedial steps and is optimising hard-rock throughput ahead of an expected recovery in both cost and production through the balance of the year and into 2020.

Given the lower production, total cash costs for the Company came in at $786/oz, 9% higher than $722/oz reported during the same period in 2018. Costs year-on-year were also impacted by lower grades, inflation, lower silver by-products from Cerro Vanguardia, and higher royalties, more than offsetting benefits from exchange rates, throughput volumes and efficiencies. All-in sustaining costs (AISC) were $1,031/oz during the third quarter of 2019, rising 12% when compared to the third quarter of 2018, due to the planned increase in sustaining capital expenditure together with the rise in total cash costs. AISC increased by $35/oz or 4% from the second quarter of 2019, due to the planned increase in sustaining capital expenditure, while total cash costs decreased slightly.

The Company continues to focus on safe production across all operations, and by quarter-end achieved 541 fatality-free days. The all-injury frequency rate (AIFR) for the quarter improved by 24% year-on-year to a near all-time low at 3.23 per million hours worked, demonstrating an ongoing focus on safety alongside fundamental operating improvements.

Key projects remain on track and within budget. The Obuasi Redevelopment Project in Ghana remains a strategic priority for the management team and a key area of growth for the business. Strong progress was made during the quarter and the project is on track for the first gold pour expected at the end of 2019. The development of the underground reserve at Tropicana’s Boston Shaker deposit is making steady progress.

AngloGold Ashanti, as previously communicated, has initiated processes to review divestment options for its entire business in South Africa and separately its respective interests in Sadiola in Mali and Cerro Vanguardia in Argentina in a strategic move to streamline its portfolio, optimise capital allocation and increase its focus on areas with the greatest long-term potential for value-adding growth. These divestment processes are active and continue to make progress. In South Africa, the process has moved forward at a steady pace with site due diligence by prospective bidders now complete. An update on this process can be expected by the end of the year. For Sadiola and Cerro Vanguardia, these divestment processes have similarly moved forward and engagement with prospective bidders, including site inspections and other due diligence, is ongoing.

In an effort to further sharpen the focus on core growth projects, the Company announced an agreement in mid-September whereby B2Gold would assume management of the Gramalote project effective 1 January 2020 with a target to complete the feasibility study by the end of 2020. B2Gold will fund an investment and exploration programme next year valued at $13.9m to earn-in back to a 50:50 partnership.

On the exploration front, the Company remains committed to reserve conversion and increasing the mineral inventory at its operating assets, while progressing greenfields opportunities in strategic areas, to maintain a healthy portfolio over the long term. Mine site drilling programmes are progressing well in all areas in support of mine operations and the Ore Reserve and Mineral Resource replacement programmes. On the generative front, activities continue in Australia, the US, Brazil and West Africa with the aim of further developing optionality in the Company’s portfolio. After a period of sub-optimal spending on underground development and reserve conversion, the Company intends to allocate additional capital to improving reserve definition within our existing operations. This is expected to improve the lives and valuations of these assets, while improving ore body flexibility, reducing operating variability and supporting the medium-term objective to provide guidance beyond the Company’s customary ‘in-year’ outlook.

Adjusted net debt declined by 6% to $1.646bn at 30 September 2019, from $1.749bn at the same time last year. The adjusted net debt to adjusted EBITDA ratio as at 30 September 2019 was lower at 1.06 times compared with 1.2 times as at 30 June 2019 and 1.13 times as at 30 September 2018. The balance sheet remains robust, with strong liquidity comprising the largely undrawn $1.4bn US dollar RCF, approximately R4.25bn available on the R5.65bn South African RCFs and other facilities, and cash and cash equivalents of $417m at 30 September 2019. The Company remains committed to maintaining a flexible balance sheet with an adjusted net debt to adjusted EBITDA target of 1 time through the cycle.

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Total capital expenditure (including equity accounted investments) increased by 44% from $163m for the third quarter of 2018 to $234m for the third quarter of 2019. This increase was largely due to growth capital expenditure at Obuasi. Total sustaining capital expenditure increased by 3% to $144m for the third quarter of 2019, compared to $140m for the third quarter of 2018. Capital expenditure is expected to rise going into the next financial year, mainly at Geita, Iduapriem and AGA Mineração, as a result of increased ore reserve development and brownfields exploration drilling, as work is done to increase mine lives, improve ore body flexibilities and reduce operating variability. The capital outlook at Obuasi remains unchanged, as previously disclosed at half year. The overall project to achieve a production rate of 4,000tpd remains within budget and on schedule for completion, anticipated at the end of 2020.

Comparison of the third quarter 2019 performance versus the same quarter last year is shown below:

Particulars	Q3 2019	Q3 2018	% Increase / (decrease) Q3 2019 vs Q3 2018
Operating review Gold
Gold Production (kozs)	825	851	(3)

Financial review
Gold price received ($/oz)	1,464	1,202	22
Total cash costs ($/oz)	786	722	9
Corporate & marketing costs ($m) (1)	20	18	11
Exploration & evaluation costs ($m)	30	25	20
All-in sustaining costs ($/oz) (2)	1,031	920	12
All-in costs ($/oz) (2)	1,213	1,003	21
Adjusted EBITDA ($m)	468	355	32

Cash inflow from operating activities ($m)	354	214	65
Free cash flow ($m)	87	34	156

Capital expenditure ($m)	234	163	44

(1) Includes administration and other expenses.
(2) World Gold Council standard.

2019 Guidance

		Guidance	Notes
Production (000oz)		3,250 - 3,450	A stronger fourth quarter expected for Geita, Siguiri, Australia and Brazil
Costs	All-in sustaining costs ($/oz)	935 - 995	See economic assumptions below
	Total cash costs ($/oz)	730 - 780
Overheads	Corporate costs ($m)	75 - 85
	Expensed exploration and study costs ($m)	130 - 140	Including equity accounted joint ventures
Capital expenditure	Total ($m)	850 - 920
	Sustaining capex ($m)	520 - 560
	Non-sustaining capex ($m)	330 - 360	Expenditure related to Obuasi, Siguiri, Tropicana, Quebradona and Mponeng
Depreciation and amortisation ($m)		680
Depreciation and amortisation - included in equity accounted earnings ($m)		160	Earnings of associates and joint ventures
Interest and finance costs ($m) - income statement		130
Other operating expenses ($m)		85	Primarily related to the costs of care and maintenance for Obuasi and South Africa
The 2019 guidance for key operating metrics, including production, costs and sustaining capital expenditure, remains on track, with production expected in the lower half of the range and costs at the upper end of the range, excluding the non-cash impact of the change in the Brazil TSF regulation of $6/oz to $9/oz. Non-sustaining capital expenditure was revised downwards at the half year due to the timing of some of the Obuasi capital spend, however the overall Obuasi project budget and schedule remains intact. Economic assumptions are as follows: ZAR14.50/$,  $/A$0.70, BRL3.94/$, AP50.00/$; Brent $64/ bl.

Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor any changes to asset portfolio and/or operating mines (and thus do not give effect to any of the contemplated divestitures in South Africa, Argentina and Mali) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

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FINANCIAL AND OPERATING REPORT

SAFETY UPDATE

The Company achieved a fatality-free period for the third quarter ended 30 September 2019. The group AIFR, the broadest measure of workplace safety, improved 24% year-on-year: during the third quarter of 2019 AIFR was 3.23 injuries per million hours worked. For the nine months ended 30 September 2019, AIFR was 3.49 injuries per million hours worked, compared to 5.18 in the same period in 2018. Our safe production strategy continues at all operations, with a focus on intensifying our employees' focus on safety practices in all workplaces in an effort to continue AngloGold Ashanti's sustainable safety improvement.

OPERATING HIGHLIGHTS

African Operations

The Continental Africa region produced 387,000oz at a total cash cost of $740/oz for the third quarter of 2019 compared to 391,000oz at a total cash cost of $718/oz in third quarter of 2018. AISC was $900/oz for the third quarter of 2019 compared to $834/oz for the third quarter of 2018. Despite the significant increase in Iduapriem’s production and a good performance from Geita, production for the third quarter of 2019 decreased by 1% compared to the third quarter of 2018 due to lower year-on-year contributions from Kibali and Siguiri.

In Ghana, Iduapriem delivered an increase in production to 73,000oz at a total cash cost of $854/oz for the third quarter of 2019 compared to 64,000oz at a total cash cost of $827/oz in the same quarter in 2018. Production improved 14% when compared to the third quarter of 2018 due to an increase in grade from Block 7 & 8 Cut 1 compared to lower grade from Block 7 & 8 Cut 3. The increase in production was also attributable to a 3% increase in tonnage treated due to improved throughput rate following reinstallation of SAG Mill 2 pebble ports and improved blast fragmentation/blend. Total cash costs, however, increased due to higher operating cost and higher utilisation of the stockpile compared to the previous period, partly alleviated by increased production volume.

There will be a shutdown during the fourth quarter to effect a repair of the trunnion on the second of two SAG Mills. The first SAG Mill and both ball mills will continue to operate during this time.

In Tanzania, Geita’s production increased to 153,000oz at a total cash cost of $644/oz for the third quarter of 2019 compared to 151,000oz at a total cash cost of $735/oz in the same period in 2018. The 1% increase in production is a result of an 8% increase in tonnes treated due to improved year-on-year plant utilisation. This was partially offset by a 6% drop in recovered grade due to the lower open pit mining cut off grades and alignment of milling throughput. Total cash costs decreased due to lower operating mining costs and the increase in production.

In the DRC, Kibali produced 91,000oz at a total cash cost of $586/oz for the third quarter of 2019 compared to 101,000oz at a total cash cost of $510/oz in the same quarter in 2018. Production was 10% lower compared to the third quarter of 2018 mainly due to the planned reduction in open pit mining as the focus shifts to sourcing ore from underground. Total cash costs consequently increased due to lower volumes of production and higher stockpile utilisation compared to the third quarter of 2018. The increase in total cash costs was partially offset by lower mining contractor and power costs due to increased use of hydropower during the third quarter of 2019.

In Guinea, Siguiri’s production was 51,000oz at a total cash cost of $1,075/oz for the third quarter of 2019 compared to 54,000oz at a total cash cost of $823/oz in the same quarter in 2018. Production was 6% lower year-on-year as a result of a decrease in recovered grades, despite a 26% increase in tonnes treated during the quarter. The mine also experienced operating challenges related to the integration of the new combination plant and processing of hard rock material. Total cash costs increased due to the lower production, higher drilling and blasting cost due to harder material mined in Kami and Tubani pits, as well as an increase in treatment costs.

In Mali, Sadiola’s production decreased by 7% to 13,000oz for the period compared to the third quarter of 2018 due to a 10% decrease in tonnes treated as the mine continued its stockpile treatment plan. This was partially offset by improved recovered grades from 3W and FE3 mining areas. Total cash cost increased by 2% to $927/oz due to lower production.

Morila’s production decreased by 14% to 6,000oz for the period compared to the third quarter of 2018 as the mining of the satellite pits was completed. The mine continues to treat tailings material resulting in a 44% decrease in recovered grade. This was partially offset by a 28% increase in tonnes treated in the period compared to the same period in the prior year.

The South African region produced 113,000oz at a total cash cost of $973/oz for the third quarter of 2019, a 6% decrease in production compared to 120,000oz at a total cash cost of $894/oz for the quarter ended 30 September 2018. AISC was recorded at $1,127/oz for the third quarter ended 30 September 2019 compared with $1,026/oz for the same period a year ago. The total cash costs increase is attributed to lower production, inflationary pressures, partially offset by a weaker exchange rate.

At Mponeng, production was 65,000oz at a total cash cost of $967/oz for the quarter ended 30 September 2019 compared with 79,000oz at a total cash cost of $811/oz for the quarter ended 30 September 2018. Whilst improvements in face advance at Mponeng was noted with mining volumes consistent with the third quarter of 2018, Mponeng’s production was 18% lower mainly due to lower grade. Grade challenges were experienced due to face length availability, which was impacted by increased seismicity in the Above 120 level mining area.

Production at Mine Waste Solutions increased by 17% to 28,000oz mainly on the back of an increase in recovered grades. This was the result of optimising the mining mix through more efficient blending of high-grade feed sources and improving metallurgical efficiencies in the processing plants. A continued focus on cost management and improving efficiencies remains a priority, with total cash costs at $814/oz for the quarter ended 30 September 2019 at similar levels to the same period in the prior year.

Production at Surface Operations increased by 25% to 20,000oz mainly due to improved efficiencies on tonnes delivered to the plant, the appointment of a new contractor and higher recovered grades. As a result, total cash costs at $1,227/oz for the quarter ended 30 September 2019 reflected a marked improvement compared to the same period in the prior year at $1,424/oz.

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The new carbon tax regulations in South Africa were implemented on 5 June 2019, with the first payment date on 31 July 2020. Phase 1 of the regulations, which is applicable until the end of 2022, will have an insignificant impact on the South African operations.

International Operations

The Australia region produced 146,000oz at a total cash cost of $775/oz and an AISC of $1,066/oz for the third quarter ended 30 September 2019 compared to 148,000oz at a total cash cost of $748/oz and an AISC of $1,082/oz in the same quarter of 2018.

Production at Sunrise Dam was 60,000oz at a total cash cost of $1,153/oz for the third quarter of 2019 compared to 61,000oz at a total cash cost of $1,013/oz in the same quarter a year ago. Production was impacted by lower underground ore tonnes, which necessitated a greater proportion of feed from stockpiled lower-grade ore. Critical for the success at Sunrise Dam is increasing flexibility to ensure consistently high underground tonnages are available to displace lower-grade surface stockpiles. In line with this objective, development during the period was above budget as the larger stopes in Vogue and Cosmo East were in the process of being commissioned for production, which is expected to result in higher underground mining volumes in the fourth quarter. In addition, drill platforms have now been established at the southern end of the mine to access the strike and depth extensions of the Vogue orebody. Strategic drill platforms have also been established to facilitate systematic exploration of the middle and northern regions of the property.

In line with the broader strategic drive to increase flexibility, extend the reserve life and increase ore body confidence across the portfolio, the Company will increase the investment in brownfields exploration and ore reserve development at the mine, which will further assist in improving the ore blend.

At Tropicana, production was 86,000oz at a total cash cost of $521/oz for the third quarter of 2019 compared to 87,000oz at $536/oz in the same quarter of 2018. Lower mill feed grades were offset by higher mill throughput. The Boston Shaker underground project remains on schedule with 650m of development completed during the quarter.

The Americas region produced 179,000oz at a total cash cost of $782/oz and an AISC of $1,118/oz for the third quarter of 2019, a 7% decrease in production compared to 192,000oz at a total cash cost of $607/oz and an AISC of $817/oz in the same quarter of 2018.

In Brazil, the operations produced 123,000oz at a total cash cost of $834/oz in the third quarter of 2019 compared to 121,000oz at a total cash cost of $687/oz in the third quarter of 2018. AISC was recorded at $1,203/oz compared to $917/oz for the same period in 2018. This 31% increase is due to higher operating costs related to vehicle maintenance and spare parts, higher sustaining capital expenditure and inflation, partly offset by favourable exchange rates in 2019 and higher gold production in the period.

At AGA Mineração, production was 6% higher, at 92,000oz, when compared to the same period of the prior year, mainly due to higher ore mined and better grades. The mine complex delivered an improvement in production compared with the previous quarter and also year-on-year. AISC was, however, impacted by the increase in sustaining capital expenditure. At Cuiabá, the mine has experienced weaker ground conditions in the deeper areas of the mine. To ensure safe production, a decision was taken to slow the rate of mining until the work is completed to improve ground conditions. A similar challenge was experienced in 2012, at which time the operational and geotechnical teams employed an enhanced support regime to negotiate the poor ground challenges and return the mine to normalised safe production levels. Operational excellence initiatives are focused on improving development rates, to increase face length availability and create additional flexibility. It is expected that increased development rates will improve resource confidence and create flexibility by having additional workplaces, which in turn will help increase production to match available processing plant capacity.

At Serra Grande, production of 31,000oz was 9% lower year-on-year, reflecting lower recovered grades partly offset by higher tonnes mined and treated.

In Argentina, Cerro Vanguardia´s gold production of 56,000oz was 21% lower than the third quarter of 2018, mainly due to planned lower grades in line with Cerro Vanguardia’s current life of mine plan. AISC was recorded at $928/oz compared to $627/oz for same period in the prior year, due to lower by-product income derived from lower volumes of silver sold and inflationary pressures, partially offset by a higher average silver price received, a weaker exchange rate and favourable mining-related efficiencies.

BRAZIL TSF UPDATE

As communicated on 8 August 2019, along with the first half financial and operating results, several draft bills were under consideration in Brazil at Federal and State levels which include, amongst others, proposals for a surety bond to cover incidents related to tailings storage facilities (TSF's), stricter requirements for approval, construction, inspection and maintenance of existing and new TSFs, a possible increase in mining royalties and taxes, and the possible removal of existing export incentives. AngloGold Ashanti has been proactive in reviewing its TSF deposition methodology following the Brumadinho tragedy. All seven of the Company’s TSFs in Brazil received external stability declarations ahead of the legislated 30 September 2019 deadline, and the subsequent reports must be submitted by March next year. The Brazilian operations continued to accelerate the transition to dry stacked tailings material including, at AGA Mineração, construction of the mobile filtration plant at the Córrego do Sítio mine and commissioning the first filtration plant at Cuiabá. The impact of the revised rehabilitation provisions required by the new legislation is forecast at about $20m to $28m or $37/oz to $53/oz for the Brazil operations, which equates to about $6/oz to $9/oz at a Group level. While this provision is non-cash in nature, it will reflect in AISC at year end. This impact had not been previously factored into guidance.

UPDATE ON CAPITAL PROJECTS

Obuasi Redevelopment Project
Work is continuing towards achieving the project's timeline for the first gold pour at the end of 2019. The overall project to achieve a production rate of 4,000tpd remains within budget and on schedule for completion, anticipated at the end of 2020.

The Phase 1 (2,000tpd) crushing, milling and flotation sections of the plant have been commissioned. Approximately 5,000 tonnes of ore was milled to produce sulphide concentrate for the growth of the BIOX bacteria in preparation for the start up. Refurbishment of the remainder of

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the plant for Phase 1 is well advanced and full commissioning remains on track for the end of this year. The overall Phase 1 progress is at 78% completion.

Phase 2 construction (4,000tpd) remains on schedule for completion at the end of 2020 and is currently 44% complete. The engineering, procurement and construction (including the demolition, refurbishment and new build) is ongoing, achieving progress of about 27% in the third quarter of 2019. The overall project is 76% complete.

Operational readiness work streams also remain on track. 3,510 metres of underground development was completed. Surface works for the GCVS ventilation shaft commenced. Production drilling of the first stope at Sansu has commenced. Currently, there are four diamond drill rigs operational on site, focusing on grade control and exploration.

As previously communicated, due to the later parliamentary approval of the various agreements, timing of capital spend has been adjusted. The initial project capital for Obuasi remains around $545m, including $46m for the mining fleet purchased, of which 10% was spent in 2018, 50% is expected to be spent in 2019 and the remainder in 2020.

Boston Shaker Underground Project
The Boston Shaker underground project is on schedule with 650m of development completed during the quarter and remains on track to deliver first gold in the second half of 2020. The project continues to progress in accordance with the mine plan and schedule, with an underground mining team in place to execute according to plan.

EXPLORATION UPDATE

During Q3 2019, brownfields exploration activities completed 234,388m of drilling for a total expenditure for the quarter of $13.9m (capital) and $14.2m (expensed).

Greenfields exploration and target generation during Q3 2019 was completed in Australia, Brazil, United States and West Africa with 27,248m of drilling and total expenditure of $7.4m.

In Australia, exploration took place in the Laverton District on both tenements (AngloGold Ashanti 100%) and on the Butcher Well and Lake Carey JV tenements (AngloGold Ashanti 70%). At the Bismark prospect near Sunrise Dam (AngloGold Ashanti 70%), five diamond holes were completed as an initial test of the Central and Eastern Zones. An intercept of 5m @ 7.1 g/t Au from 91m was returned from diamond hole BID011 within the Central Zone. Gold mineralisation is associated with a steeply-dipping zone of quartz stockwork veins. Aircore drilling continued in the Northern, Central and Eastern zones in order to provide better definition of these targets. Aircore hole BIA255 returned an intercept of 19m at 1.6 g/t Au from 29m. At the Cleveland prospect (AngloGold Ashanti 100%), diamond hole CLD002 returned a best intercept of 3m @ 6.8 g/t Au from 166m and 5m @ 2.1 g/t Au from 215m within a broad zone of anomalous gold (76m @ 0.46 g/t Au). In addition, aircore hole CLA105 returned 22m @ 1.05 g/t Au from 28m to bottom of hole. A total of 22,527m of aircore drilling and 3,743m of diamond drilling was completed in the Laverton district during Q3 2019.

Elsewhere in Western Australia, the results from the six diamond holes drilled at the Glandore project in Q2 2019 returned no significant assays. In NE Queensland, drilling commenced at the Mt Clark prospect. Three diamond holes were completed for 978m and these intercepted wide zones of complex breccias with variable sulphide content and cut by quartz veins. Assay results are pending.

In the United States, at Silicon in Nevada (option to earn-in to 100%), a ground gravity survey was completed to assist with drill hole targeting and an Exploration Plan of Operations was submitted to the Bureau of Land Management. At Rhyolite, detailed surface mapping and rock chip sampling continued over potential target areas. Surface gridded soil, stream sediment and rock chip sampling continued at the Transvaal prospect.

See the detailed Exploration Update document on the Company website: www.anglogoldashanti.com for an update on both Brownfields and Greenfields exploration programmes.

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Operations at a glance
for the quarters ended 30 September 2019, 30 June 2019 and 30 September 2018
	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recovered grade g/tonne			Surface Recovered grade g/tonne			Open-pit Recovered grade g/tonne
	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18

SOUTH AFRICA	113	102	120	302	246	277	9,076	8,376	8,453	—	—	—	6.63	7.68	8.77	0.17	0.15	0.15	—	—	—
Vaal River Operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kopanang	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Moab Khotsong	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
West Wits Operations	65	62	79	302	246	277	68	64	50	—	—	—	6.63	7.68	8.77	0.50	0.55	0.61	—	—	—
Mponeng	65	62	79	302	246	277	68	64	50	—	—	—	6.63	7.68	8.77	0.50	0.55	0.61	—	—	—
Total Surface Operations	48	40	40	—	—	—	9,008	8,312	8,403	—	—	—	—	—	—	0.17	0.15	0.15	—	—	—
First Uranium SA	28	26	24	—	—	—	7,094	6,609	6,740	—	—	—	—	—	—	0.12	0.12	0.11	—	—	—
Surface Operations	20	15	16	—	—	—	1,914	1,703	1,663	—	—	—	—	—	—	0.32	0.25	0.30	—	—	—

CONTINENTAL AFRICA	387	373	391	762	685	675	—	—	—	6,343	5,794	5,814	5.72	5.40	5.58	—	—	—	1.21	1.36	1.45
DRC
Kibali - Attr. 45%	91	94	101	423	378	346	—	—	—	430	472	617	5.38	5.07	6.38	—	—	—	1.27	2.17	1.52
Ghana
Iduapriem	73	71	64	—	—	—	—	—	—	1,375	1,330	1,341	—	—	—	—	—	—	1.66	1.66	1.48
Obuasi	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Guinea
Siguiri - Attr. 85%	51	55	54	—	—	—	—	—	—	2,430	1,946	1,926	—	—	—	—	—	—	0.65	0.87	0.87
Mali
Morila - Attr. 40%	6	7	7	—	—	—	—	—	—	603	479	470	—	—	—	—	—	—	0.28	0.42	0.50
Sadiola - Attr. 41%	13	13	14	—	—	—	—	—	—	471	487	523	—	—	—	—	—	—	0.88	0.84	0.85
Tanzania
Geita	153	133	151	339	307	329	—	—	—	1,034	1,080	937	6.15	5.82	4.73	—	—	—	2.59	2.19	3.35

AUSTRALIA	146	158	148	613	705	698	—	—	—	2,001	1,831	1,702	2.45	2.39	2.34	—	—	—	1.52	1.76	1.74
Sunrise Dam	60	64	61	613	705	698	—	—	—	426	343	309	2.45	2.39	2.34	—	—	—	0.87	0.91	0.82
Tropicana - Attr. 70%	86	94	87	—	—	—	—	—	—	1,575	1,488	1,393	—	—	—	—	—	—	1.70	1.95	1.95

AMERICAS	179	168	192	970	964	986	—	—	—	337	288	235	4.08	3.98	4.09	—	—	—	3.60	3.66	6.64
Argentina
Cerro Vanguardia - Attr. 92.50%	56	56	71	95	88	79	—	—	—	215	222	234	5.15	6.06	5.76	—	—	—	4.52	4.17	6.65
Brazil
AngloGold Ashanti Mineração	92	88	87	630	655	630	—	—	—	—	—	—	4.35	4.09	3.98	—	—	—	—	—	—
Serra Grande	31	24	34	245	221	276	—	—	—	122	66	1	2.97	2.85	3.87	—	—	—	1.99	1.95	3.13

Total	825	801	851	2,647	2,600	2,636	9,076	8,376	8,453	8,681	7,913	7,751	4.47	4.27	4.50	0.17	0.15	0.15	1.37	1.54	1.67

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Operations at a glance (continued)
for the quarters ended 30 September 2019, 30 June 2019 and 30 September 2018
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non sustaining capex			Gross profit (loss)
	$/oz			$/oz			$m			$m			$m			$m
	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18	Sep-19	Jun-19	Sep-18

SOUTH AFRICA	973	1,007	894	1,127	1,145	1,026	10	10	9	5	5	5	1	1	1	17	6	27
Vaal River Operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kopanang	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Moab Khotsong	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
West Wits Operations	967	971	811	1,197	1,174	972	10	10	9	3	3	3	1	1	1	16	10	18
Mponeng	967	971	811	1,197	1,174	972	10	10	9	3	3	3	1	1	1	16	10	18
Total Surface Operations	982	1,062	1,060	1,028	1,100	1,136	—	—	—	2	2	2	—	—	—	1	(4)	9
First Uranium SA	814	805	819	878	845	908	—	—	—	2	1	2	—	—	—	(3)	—	13
Surface Operations	1,227	1,549	1,424	1,273	1,598	1,481	—	—	—	—	1	—	—	—	—	4	(4)	(4)

CONTINENTAL AFRICA	740	768	718	900	899	834	13	13	19	33	21	18	77	53	22	184	111	98
DRC
Kibali - Attr. 45%	586	507	510	739	627	626	3	3	1	10	8	10	—	5	2	46	41	32
Ghana
Iduapriem	854	767	827	887	836	977	—	—	8	3	4	2	—	—	—	25	28	16
Obuasi	—	—	—	—	—	—	—	—	—	—	—	—	76	47	4	—	4	2
Guinea
Siguiri - Attr. 85%	1,075	1,079	823	1,202	1,126	874	—	—	—	4	2	1	1	1	13	11	2	15
Mali
Morila - Attr. 40%	1,011	1,532	1,180	1,127	1,517	1,294	—	—	—	—	—	—	—	—	—	2	(2)	(1)
Sadiola - Attr. 41%	927	980	912	975	958	1,009	—	—	—	—	—	—	—	—	—	6	3	1
Tanzania
Geita	644	771	735	883	1,033	877	10	10	10	16	7	6	—	—	—	93	34	31
Non-controlling interests, exploration and other							—	—	—	—	—	—	—	—	2	1	1	2

AUSTRALIA	775	720	748	1,066	957	1,082	22	18	22	13	9	21	7	4	—	61	43	26
Sunrise Dam	1,153	924	1,013	1,444	1,141	1,412	6	3	9	7	4	13	—	—	—	5	6	(1)
Tropicana - Attr. 70%	521	510	536	804	763	804	16	15	13	6	5	8	7	4	—	57	43	31
Exploration and other							—	—	—	—	—	—	—	—	—	(1)	(6)	(4)

AMERICAS	782	794	607	1,118	1,035	817	24	22	24	23	17	21	5	4	—	73	54	69
Argentina
Cerro Vanguardia - Attr. 92.50%	686	766	456	928	884	627	6	4	6	3	4	2	—	—	—	28	24	35
Brazil
AngloGold Ashanti Mineração	847	788	727	1,212	1,069	924	13	12	14	16	9	8	—	—	—	31	23	21
Serra Grande	760	869	587	1,152	1,279	898	5	6	4	4	4	7	—	—	—	12	6	9
Non-controlling interests, exploration and other							—	—	—	—	—	4	5	4	—	2	1	4

Sub-total	786	792	722	1,031	996	920	69	63	74	74	52	65	90	62	23

OTHER							—	—	—	1	—	1	—	—	—	—	1	(3)

Total							69	63	74	75	52	66	90	62	23	335	215	217

Equity accounted investments included above																(54)	(43)	(32)

Total																281	172	185

Development Sampling
for the quarter ended 30 September 2019
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units	Advanced	Sampled
	metres	Sampled	Avg. ore body	gold
	(total)*	metres	thickness (cm)	Avg. g/t	Avg. cm.g/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	1,769	436	65.90	28.91	1,905.00

CONTINENTAL AFRICA
Geita
Nyankanga	2,065	617	500.00	3.65	—
Star and Comet + Ridge 8	1,085	231	350.00	1.46	—

AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá	3,121	931	86.00	5.78	—
Lamego	1,090	957	80.00	1.56	—
Córrego do Sitio Mina I	2,692	673	—	2.29	—
Serra Grande
Mina III	1,800	5,754	100.00	3.46	—
Mina Nova/PQZ	995	3,351	100.00	2.16	—
Palmeiras	522	1,628	100.0	2.12	—
CVSA
Cerro Vanguardia	1,712	975	400.0	6.50	—

Statistics are shown in imperial units	Advanced	Sampled
	feet	Sampled	Avg. ore body	gold
	(total)*	feet	thickness (inches)	Avg. oz/t	Avg. ft.oz/t
SOUTH AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef	5,805	1,430	25.94	0.84	1.82

CONTINENTAL AFRICA
Geita
Nyankanga	6,776	2,023	196.85	0.11	—
Star and Comet + Ridge 8	3,560	759	137.80	0.04	—

AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá	10,239	3,054	33.86	0.17	—
Lamego	3,576	3,140	31.50	0.05	—
Córrego do Sitio Mina I	8,832	2,207	—	0.07	—
Serra Grande
Mina III	5,905	18,878	39.37	0.10	—
Mina Nova/PQZ	3,263	10,995	39.37	0.06	—
Palmeiras	1,714	5,341	39.37	0.06	—
CVSA
Cerro Vanguardia	5,615	3,197	157.48	0.19	—

* This includes total "on-reef" and "off-reef" development metres

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Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
NP January-Bardill^
M Ramos^
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
Ria Sanz
Executive Vice President
General Counsel, Compliance and Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company’s external auditors.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

September 2019 Market update report - www.AngloGoldAshanti.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 28, 2019    By: /s/ ME SANZ_
Name: ME Sanz
Title: Executive Vice President – General Counsel, Compliance and Company Secretary

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